QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Friendly Ice Cream Corporation
Schedule of computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Three months ended
			Fiscal Years
	March 28, 2004	March 30, 2003
			2003		2002	2001	2000	1999
	(unaudited)
(Loss) income before benefit from (provision for) income taxes, extraordinary item and cumulative effect of change in accounting principle	$(7,327)	$(2,068)	$15,085		$8,146	$3,420	$(32,027)	$(5,218)
Interest and amortization of deferred finance costs	6,064	6,102	24,157		24,870	27,310	31,053	33,694
Implicit rental interest expense	1,752	1,551	6,622		6,723	5,714	6,191	6,816
Other expenses, principally debt retirement costs (a)	6,892

Total earnings	7,381	5,585	45,864		39,739	36,444	5,217	35,292

Fixed Charges
Interest and amortization of deferred finance costs	6,064	6,102	24,157		24,870	27,310	31,053	33,694
Other expenses, principally debt retirement costs (a)	6,892
Capitalized Interest	18		144			93	109	397
Implicit rental interest expense	1,752	1,551	6,622		6,723	5,714	6,191	6,816

Total fixed charges	14,726	7,653	30,923		31,593	33,117	37,353	40,907

Earnings insufficient to cover fixed charges	$7,345	$2,068					$32,136	$5,615

Ratio of earnings to fixed charges			1.5	x	1.3x	1.1x

QuickLinks

  Exhibit 12.1
Friendly Ice Cream Corporation Schedule of computation of Ratio of Earnings to Fixed Charges (In Thousands)